

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

January 4, 2018

Manoussos Perros, Ph.D.
Chief Executive Officer
Entasis Therapeutics Limited
35 Gatehouse Drive
Waltham, MA 02451

**Re:    Entasis Therapeutics Limited**
**Draft Registration Statement on Form S-1**
**Submitted December 8, 2017**
**CIK No. 0001724344**

Dear Dr. Perros:

We have reviewed your draft registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Overview, page 1

1.    We note the market data disclosed in your submission.  Please revise to clarify how such data relates to the actual market that may be addressed by each of your products for the regulatory indications you intend to pursue.

Implications of the Being an Emerging Growth Company, page 8

2.    Supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

Use of Proceeds, page 67

3.      If material, indicate your estimated use of net proceeds for development of your zoliflodacin candidate.

Corporate Reorganization, page 70

4.      The first sentence of the first paragraph states that Entasis Therapeutics Limited will be the issuer in this offering.  Later in that paragraph, you indicate that Entasis Therapeutics plc will issue ordinary shares in this offering.  Please revise to clarify who will be the issuer of ordinary shares in this offering.

5.      Revise to describe briefly the purpose of the transactions referenced in this section.

Dilution, page 73

6.      Disclose how the numbers and percentages in the table on page 74 would change, assuming the exercise of all outstanding options.

Funding Arrangements, page 78

7.      Please revise to clarify what are "qualified research expenditures" under the disclosed arrangements.  Include in your revisions any material conditions you must satisfy in order to receive funds under those arrangements.  We note, for example, the "pre-specified milestones" referenced on pages 67 and 114.

Business, page 90

8.      Indicate how your products target "clinically validated mechanisms" in order to address antibiotic resistance.  Clarify the nature of such clinical validation including the nature of the parties that validated the mechanisms and the basis for your belief that those mechanisms were validated.

9.      We note from your disclosure that some of your products appear to be genus or species specific.  Disclose if pathogen identification and resistance profiling could be required before your product candidates, if approved, would be used and if the costs and timing associated with such tests, if any, would be a competitive disadvantage for your products as compared to the use of existing broad-spectrum antibiotics.  Include risk factor disclosure as appropriate.

Zoliflodacin for the treatment of uncomplicated gonorrhea, page 93

10.    We note your disclosure in the last sentence of the first paragraph of this section. Clarify, if known, the resistance rates for current treatments. Please also clarify what you mean by "uncomplicated gonorrhea."

Our Scientific Platform, page 94

11.    Include additional disclosure so that investors can better understand the nature of your platform. Indicate whether the platform is protected by any intellectual property rights and whether AstraZeneca retained any rights to the platform, future improvements to the platform or product candidates developed with the platform. Clarify how the platform gives you a competitive advantage, if any.

Business Transfer and Subscription Agreement with AstraZeneca, page 114

12.    Please disclose the cumulative net sales milestones referenced here and the amount of the royalties applicable to worldwide sales of zoliflodacin. Also clarify whether worldwide sales of zoliflodacin applies only to sales by you in the "major markets" referenced on page 115 or whether it also includes the low-income and middle-income countries where DNDi may commercialize the product.

Collaboration Agreement with DNDi, page 115

13.    Please clarify how ownership of intellectual property will be determined under this agreement. Considering your disclosure that DNDi is funding clinical trials, it is unclear how you may develop intellectual property under the collaboration agreement.

Signatures

14.    Please include the signature of the registrant's authorized representative in the United States.

You may contact Julie Sherman at (202) 551-3640 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Tim Buchmiller, Senior Attorney, at (202) 551-3635 with any other questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Jaime Chase, Esq.
Cooley LLP